Exhibit 97.1

JAYUD GLOBAL LOGISTICS LIMITED

EXECUTIVE COMPENSATION CLAWBACK POLICY

The Board of Directors (the “Board”) of Jayud Global Logistics Limited (the “Company”) has adopted the following executive compensation clawback policy (this “Policy”). This Policy shall supplement any other clawback or compensation recovery policy or policies adopted by the Company or included in any agreement between the Company, or any subsidiary of the Company, and a person covered by this Policy. If any such other policy or agreement provides that a greater amount of compensation shall be subject to clawback, such other policy or agreement shall apply to the amount in excess of the amount subject to clawback under this Policy.

This Policy shall be interpreted to comply with Securities and Exchange Commission (“SEC”) Rule 10D-1 and Listing Rule 5608 (the “Listing Rule”) of The Nasdaq Stock Market, LLC (“Nasdaq”), as may be amended or supplemented and interpreted from time to time by Nasdaq. To the extent this Policy is any manner deemed inconsistent with the Listing Rule, this Policy shall be treated as having been amended to be compliant with the Listing Rule.

DEFINITIONS

Executive Officer. An executive officer is the Company’s chief executive officer and/or president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), chief operating officer, any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of the Listing Rule would include at a minimum executive officers identified in the Listing Rule.

Financial Reporting Measures. Financial reporting measures are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC and may be such financial measures as may be determined by the Board or the Compensation Committee thereof (the “Compensation Committee”).

Incentive-Based Compensation. Incentive-based compensation is any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure.

Received. Incentive-based compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the payment or grant of the incentive-based compensation occurs after the end of that period.

A.	Application

This recovery of Incentive-Based Compensation from an Executive Officer as provided for in this Policy shall apply only in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of Company with any financial reporting requirement under the United States securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

B.	Recovery Period

1.	The Incentive-Based Compensation subject to recovery is the Incentive-Based Compensation Received during the three (3) completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in Section A above, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to the Listing Rule.

2.	Notwithstanding the foregoing, this Policy shall only apply if the Incentive-Based Compensation is received (i) while the Company has a class of securities listed on Nasdaq and (ii) on or after October 2, 2023.

3.	The provisions of the Listing Rule shall apply with respect to Incentive-Based Compensation received during a transition period arising due to a change in the Company’s fiscal year.

C.	Erroneously Awarded Compensation

The amount of Incentive-Based Compensation subject to recovery from the applicable Executive Officers under this Policy (“Erroneously Awarded Compensation”) shall be equal to the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the amount shall be based on a reasonable estimate by the Company’s Chief Financial Officer (or principal accounting officer, if the office of Chief Financial Officer is not then filled) of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, which estimate shall be subject to the review and approval of the Compensation Committee; and (b) the Company must maintain reasonable documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq if requested. Notwithstanding the foregoing, if the proposed Incentive-Based Compensation recovery would affect compensation paid to the Company’s Chief Financial Officer, the determination shall be made by the Compensation Committee.

D.	Timing of Recovery

The Company shall recover any Erroneously Awarded Compensation reasonably promptly except to the extent that the conditions of paragraphs (1), (2), or (3) below apply. The Compensation Committee shall determine the repayment schedule for each amount of Erroneously Awarded Compensation in a manner that complies with this “reasonably promptly” requirement. Such determination shall be consistent with any applicable legal guidance by the SEC, Nasdaq, judicial opinion, or otherwise. The determination of “reasonably promptly” may vary from case to case and the Compensation Committee is authorized to adopt additional rules or policies to further describe what repayment schedules satisfy this requirement.

1.	Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing (or making determinations in connection with the enforcement of) this Policy would exceed the amount to be recovered and the Compensation Committee has made a determination that recovery would be impracticable. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall (i) make a reasonable attempt to recover such Erroneously Awarded Compensation, (ii) document such reasonable attempt or attempts to recover, and (iii) provide appropriate documentation to the Compensation Committee or Nasdaq, if requested.

2.	Erroneously Awarded Compensation need not be recovered if recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on a violation of home country law, the Company shall obtain an opinion of home country counsel, in form and substance that would be reasonably acceptable to Nasdaq, that recovery would result in such a violation and shall provide such opinion to Nasdaq, if requested.

3.	Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and the regulations thereunder (as such provision may be amended, modified or supplemented).

E.	Compensation Committee Decisions

Decisions of the Compensation Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this Policy.

F.	No Indemnification

Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no Executive Officer shall be indemnified by the Company against the loss arising from the recovery of any Erroneously Awarded Compensation.

G.	Agreement to Policy by Executive Officers

The Company shall take reasonable steps to inform Executive Officers of this Policy and obtain their express agreement to this Policy, which steps may constitute the inclusion of this Policy as an attachment to any award that is accepted by an Executive Officer. This Policy shall be deemed to apply to each employment or grant agreement between the Company or any of its subsidiaries and any Executive Officer subject to this Policy.

JAYUD GLOBAL LOGISTICS LIMITED
EXECUTIVE COMPENSATION CLAWBACK Policy

I, _____________________________, hereby certify that I have received a copy of Jayud Global Logistics Limited’s Executive Compensation Clawback Policy (the “Executive Compensation Clawback Policy”). Further, I certify that I have reviewed the Executive Compensation Clawback Policy, understand the policies and procedures contained therein and agree to be bound by and adhere to these policies and procedures.

Signature	Date